SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or the “Company”), pursuant to amended CVM Instruction No. 358/2002, informs its shareholders and the market that, further to its material fact to its shareholders and the market dated November 26, 2018, the Company filed today a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”), with a copy to The New York Stock Exchange (the “NYSE”), in order to effect the voluntarily delisting of its common shares from the NYSE, which are listed for trading on the NYSE in the form of American Depositary Shares (“ADSs”) and may be evidenced by certificates referred to as American Depositary Receipts (“ADRs”). The Company expects the ADSs will be delisted from the NYSE on or about December 17, 2018, and that the last trading day of the ADSs on the NYSE will be on or about December 14, 2018.

The Company reserves the right to withdraw the filing of the Form 25 for any reason and will also seek all necessary approvals for such actions from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”).

Gafisa’s common shares will continue to be listed and admitted to trading in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão.

São Paulo, December 7, 2018.

GAFISA S.A.

Ana Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer